UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated February 3, 2021, announcing that the Company has entered into an agreement for the acquisition through resale of two eco-Suezmax newbuilding contracts.

The information contained in this Report on Form 6-K, excluding the commentary of Hugo De Stoop, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: February 3, 2021

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Wednesday 3 February 2021 – 8.00 a.m. CET _______________________________________

EURONAV ACQUIRES TWO ECO-SUEZMAX VESSELS UNDER CONSTRUCTION

ANTWERP, Belgium, 3 February 2021 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) announces it has entered into an agreement for the acquisition through resale of two eco-Suezmax newbuilding contracts. Currently completing construction at the Daehan Shipyard in South Korea, these modern vessels are being acquired for an en-bloc price of USD 113 million. Both vessels are due for delivery in January 2022.

The vessels are the latest generation of Suezmax Eco-type tankers. They will be fitted with Exhaust Gas Scrubber technology and Ballast Water Treatment systems. The vessels have the structural notation to be LNG Ready. Euronav is working closely with the shipyard to also have a structural notation to be Ammonia Ready. This provides the option to switch to other fuels at a later stage.

Hugo De Stoop, CEO said: “The current disruptions to the freight market have provided this opportunity and our strong balance sheet allowed us to act quickly on it. This is in line with our strategy of acquiring good assets at attractive points in the cycle.”

Acquisition rationale and funding
This transaction is consistent with the core company objectives and strategy. As the new vessels are resales, they are not adding to projected vessel supply as they were already under construction. Euronav intends to use existing liquidity and will raise appropriate financing before the delivery of those ships. Balance sheet debt leverage will continue to remain conservative and appropriate for Euronav to retain its strength and flexibility in navigating the tanker cycle.

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Contact:
Brian Gallagher – Head of IR, Research and Communications & Member of the Management Board
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

PRESS RELEASE Wednesday 3 February 2021 – 8.00 a.m. CET _______________________________________

Announcement of Q4 2020 results: Thursday, 4 February 2021

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 45 VLCCs (two to be delivered), 26 Suezmaxes (one of which is in a joint venture and two vessels time chartered in) and 2 FSO vessels (both owned in 50%-50% joint venture).

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.